UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)

Buffalo Wild Wings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

119848109
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Joshua A. Apfelroth Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

May 15, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,597,600

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,597,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,597,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,597,600

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,597,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,597,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,565,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,565,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,565,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Special Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
32,600

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 9

This amendment No. 11 to Schedule 13D (this “Amendment No. 11”), amends and supplements the Schedule 13D (the “Initial 13D”) filed on July 25, 2016 (the Initial 13D and, as amended and supplemented through the date of this Amendment No. 11, collectively, the “Schedule 13D”) with respect to the Common Stock, no par value (the “Shares”), of Buffalo Wild Wings, Inc., a Minnesota corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 11 shall have the meaning ascribed to them in the Initial 13D. This Amendment No. 11 is being filed to report, among other things,  the acquisition of call options on Shares reported in Item 5 that resulted in a more than 1% increase in beneficial ownership.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby supplementally amended as follows:

The net investment costs (including commissions, if any) of the options on Shares directly owned by Marcato International is approximately $2,299,349. The amounts paid were funded by working capital.

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 9

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, (i) Marcato, and Mr. McGuire may each be deemed to be the beneficial owner of 1,597,600 Shares (the “Marcato Shares”), constituting approximately 9.9% of the Shares, (ii) Marcato International may be deemed to be the beneficial owner of 1,565,000 Shares, constituting approximately 9.7% of the Shares and (iii) Marcato Special Opportunities Fund may be deemed to be the beneficial owner of 32,600 Shares, constituting approximately 0.2% of the Shares, each based upon 16,140,269 Shares outstanding as of April 25, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 26, 2017. The number of Shares set forth above with respect to Marcato, Mr. McGuire and Marcato International includes options to purchase Shares within the next 60 days.

(b) Marcato International may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,565,000 Shares and, therefore, may be deemed to be the beneficial owner of such Shares. Marcato Special Opportunities Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 32,600 Shares and, therefore, may be deemed to be the beneficial owner of such Shares.  Marcato, as the investment manager of Marcato International and Marcato Special Opportunities Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, may be deemed to be the beneficial owner of such Shares.  By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, may be deemed to be the beneficial owner of the such Shares. The number of Shares set forth above with respect to Marcato, Mr. McGuire and Marcato International includes options to purchase Shares within the next 60 days.

(c) The transactions by Marcato International in the securities of the Issuer during the past sixty days are set forth in Exhibit T, which is incorporated herein by reference.  Except as set forth in Exhibit T attached hereto, there have been no other transactions by the Reporting Persons in the securities of the Issuer in the past sixty days.

(d) The limited partners of (or investors in) Marcato International and Marcato Special Opportunities Fund, or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby supplementally amended as follows:

The Reporting Persons purchased American-style call options referencing an aggregate of 615,000 Shares, each with a strike price of $175, which are exercisable through June 16, 2017. The Reporting Persons purchased American-style put options referencing an aggregate of 950,000 Shares, each with a strike price of $150, which are exercisable through June 16, 2017.

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 9

Item 7.	Material to be Filed as Exhibits

Exhibit A:  Joint Filing Agreement*
 Exhibit B:  Schedule of Transactions in Shares*
Exhibit C:  Letter, dated August 17, 2016*
Exhibit D:  Presentation, dated August 25, 2016*
Exhibit E:  Schedule of Transactions in Shares*
Exhibit F:  Joinder Agreement*
Exhibit G:  Presentation, dated October 5, 2016*
Exhibit H:  Schedule of Transactions in Shares*
Exhibit I:  Letter, dated October 13, 2016*
Exhibit J:  Letter, dated December 6, 2016*
Exhibit K:  Schedule of Transactions in Shares*
Exhibit L:  Notice, dated February 6, 2017
Exhibit M:  Press Release, dated February 6, 2017*
Exhibit N:  Form of Engagement and Indemnification Agreement*
Exhibit O:  Schedule of Transactions in Shares*
Exhibit P:  Joint Filing Agreement, dated February 16, 2017*
Exhibit Q:  Press Release and Letter, dated April 20, 2017*
Exhibit R:  Presentation, dated April 20, 2017*
Exhibit S:  Schedule of Transactions in Shares*
Exhibit T: Schedule of Transactions in Shares

*   Previously filed.

CUSIP No. 119848109	SCHEDULE 13D	Page 9 of 9

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2017

Marcato Capital Management LP♦
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III♦
Richard T. McGuire III

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato Special Opportunities Master Fund LP
By: MCM I General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

♦
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Exhibit T

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 17, 2017. All such transactions were purchases effected in the open market, and the table includes commissions paid in per unit prices.

Fund	Trade Date	Transaction	Options Bought	Unit Cost	Security

Marcato International Master Fund, Ltd.	5/15/2017	Buy	615,000(1)	$1.17	American Call Option

Marcato International Master Fund, Ltd.	5/15/2017	Buy	950,000(2)	$1.66	American Put Option

1 Represents Shares underlying American-style call options that are exercisable through June 16, 2017.
2 Represents Shares underlying American-style put options that are exercisable through June 16, 2017.